FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 17, 2016

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Announcement of the record date for cash dividend”, dated June 17, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 17, 2016	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Strategy Officer

Item 1

AU Optronics Corp.

June 17, 2016

English Language Summary

Subject: Announcement of the record date for cash dividend

Regulation: Published pursuant to Article 4-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/06/17

Contents:

1.	Date of the resolution by the board of directors or shareholders' meeting or decision by the Company:2016/06/17

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, "Ex-dividend", or "Ex-rights and dividend”):Ex-dividend

3.	Type and monetary amount of dividend distribution:

Appropriations	of earnings in cash dividends to shareholders：

NT$3,368,485,790	(NT$0.35 per common share)

4.	Ex-rights (ex-dividend) trading date:2016/7/7

5.	Last date before book closure:2016/7/10 (for common shares)

6.	Book closure starting date:2016/7/11(for common shares)

7.	Book closure ending date:2016/7/15 (for common shares)

8.	Ex-rights (ex-dividend) record date:2016/7/15 (for common shares)

9.	Any other matters that need to be specified:

1.	As July 10, 2016, the last date before book closure, is a holiday, shareholders who hold the common shares of AUO and are not yet registered please come to AUO’s Stock Agent Taishin International Bank Stock Affairs Department at B1, No. 96, Jianguo N. Rd., Sec. 1, Taipei 10489, Taiwan, R.O.C. in person for the registration on or by July 8, 2016 or send the registration application by post with the post stamp date on or by July 10, 2016.

2.	The ex-dividend trading date for both AUO common shares and American Depositary Shares (ADSs) will be July 7, 2016. The ex-dividend record date for ADSs will be July 11, 2016.